# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Boost Run Inc., CIK 0002090646
CUSIP: 09940T100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5 Revere Drive, Suite 200, NORTHBROOK, Illinois (IL), 60062
Date of event which requires filing of this statement: 05/08/2026
Filed by CIK 0002130097
Persons authorized to receive notices and communications: Harilaos Georgakopoulos, c/o Boost Run Inc., 5 Revere Drive, Suite 200, Northbrook, Illinois (IL), 60062, (847) 489-3367

## Reporting persons
- Harilaos Georgakopoulos (CIK 0002130097): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,016,095; shared voting power 0; sole dispositive power 8,016,095; shared dispositive power 0; aggregate amount beneficially owned 8,016,095 (25.13% of the class)
- A23 Revocable Trust No.1, Dated January 26, 2026 (CIK 0002135593): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,016,095; shared voting power 0; sole dispositive power 8,016,095; shared dispositive power 0; aggregate amount beneficially owned 8,016,095 (25.13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Boost Run Inc.
Address of issuer's principal executive offices: 5 Revere Drive, Suite 200, NORTHBROOK, Illinois (IL), 60062

## Item 2. Identity and Background
Name of person filing:
Harilaos Georgakopoulos
A23 Revocable Trust No.1, Dated January 26, 2026
The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 99.3.
Residence or business address: The principal business address of each Reporting Person is c/o Boost Run Inc., 5 Revere Drive, Suite 200 Northbrook, IL 60062
Present principal occupation or employment: Harilaos Georgakopoulos is the Chief Operating Officer and a member of the Board of Directors of the Issuer. Harilaos Georgakopoulos is the Trustee of A23 Revocable Trust No.1, Dated January 26, 2026
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Class A common stock reported herein as being beneficially owned by the Reporting Persons were issued following the completion of the business combination on May 8, 2026 (the "Closing Date"), pursuant to that certain Business Combination Agreement dated as of September 15, 2025, as amended by Amendment No. 1 to the Business Combination Agreement, dated January 13, 2026 (the "Business Combination Agreement" and together with the other agreements and transaction contemplated by the Business Combination Agreement, the "Business Combination"), between Boost Run Inc., a Delaware corporation (the "Company"), Willow Lane Acquisition Corp., a Cayman Islands exempted company ("SPAC"), Benchmark Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("SPAC Merger Sub"), Boost Run Holdings, LLC, a Delaware limited liability company ("Legacy Boost Run"), Benchmark Merger Sub II LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company ("Company Merger Sub"), Andrew Karos, solely in his capacity as the representative of the holders of Legacy Boost Run's issued and outstanding membership interests, and George Peng, solely in his capacity as the representative of SPAC shareholders. On the Closing Date, SPAC Merger Sub merged with and into SPAC, with SPAC surviving as a wholly-owned subsidiary of the Company (the "SPAC Merger"). Simultaneously with the SPAC Merger, Company Merger Sub merged with and into Legay Boost Run, with, pursuant to the Certificate of Merger, the surviving entity continuing as Boost Run Services, LLC and a wholly-owned subsidiary of the Company. As a result of the Business Combination, SPAC and Boost Run became wholly-owned subsidiaries of the Company and the Company became a publicly traded company. At the effective time of the Business Combination, stock consideration was issued to the then current holders of stock in Legacy Boost Run in the form of common stock of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction: The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. Harilaos Georgakopoulos serves a member of the Board of Directors and as the Chief Operating Officer of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Item 13 on the cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover page.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the common stock during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the common stock of the issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement

In connection with the Business Combination, on September 15, 2025, the Company entered into Lock-Up Agreements (the "Lock-Up Agreements") with certain stockholders of Legacy Boost Run, pursuant to which each of the parties to the Lock-Up Agreements agreed not to effect any sale or distribution of any equity securities of Pubco held by any of them during the lock-up period set forth therein.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Business Combination, on the Closing Date, the Company entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which it agreed to register for resale shares of the Issuer's Common Stock and other securities held by the certain stockholders, subject to the terms and conditions described therein.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Lock-Up Agreement (Incorporated by reference to Exhibit 10.2 to Willow Lane Acquisition Corp.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 19, 2025).

99.2 - Registration Rights Agreement, dated May 8, 2026, by and among the Company and the parties thereto (Incorporated by reference to Exhibit 10.2 to Boost Run Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 14, 2026).

99.3 - Joint Filing Agreement (filed herewith).

## Signatures
- Harilaos Georgakopoulos: /s/ Harilaos Georgakopoulos, Harilaos Georgakopoulos (05/15/2026)
- A23 Revocable Trust No.1, Dated January 26, 2026: By /s/ Harilaos Georgakopoulos, Trustee, Harilaos Georgakopoulos (05/15/2026)